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                                                                       Exhibit 6

               GLOBAL-TECH APPLIANCES ANNOUNCES AGREEMENT TO SELL
                           LITE ARRAY'S TFEL BUSINESS

Hong Kong, November 1, 2002 -- Global-Tech Appliances Inc. (NYSE: GAI) today announced that its subsidiary, Global Lite Array (BVI) Limited, has entered into an agreement to sell its thin film electroluminescent, or TFEL, flat-panel display business, including the interest that Lite Array, Inc. owns in a joint venture manufacturing facility in Jiangmen, China, to the former management of Lite Array. The transaction, which is subject to certain closing conditions, is expected to be completed within sixty days.

John C.K. Sham, President and Chief Executive Officer, said: "Having made the decision to exit the TFEL business earlier this year, we explored and evaluated our options with respect to the sale or liquidation of the business, including Lite Array's joint venture manufacturing facility. We determined that the most favorable outcome at this time was to sell the business to Lite Array's former management. In doing so, we will be able to significantly reduce the ongoing overhead and administrative costs of Lite Array that were impacting our profitability."

Mr. Sham added, "While the sales price is immaterial, and the transaction is not expected to have a material affect on our business, this transaction is important to us because, as a licensee of a proprietary small molecule technology for developing and producing organic light emitting diode, or OLED, displays, Lite Array can now focus all of its resources on its OLED program, which we believe continues to show great promise."

Global-Tech is a designer, manufacturer, and marketer of a wide range of small household appliances in four primary product categories: kitchen appliances; garment care products; travel products and accessories; and floor care products. The Company's products are marketed by its customers under brand names such as Black & Decker(R), DeLonghi(R), Dirt Devil(R), Eureka(R), Hamilton Beach(R), Krups(R), Morphy Richards(R), Mr. Coffee(R), Proctor-Silex(R), Sunbeam(R), and West Bend(R).

Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward looking statements. These forward looking statements are subject to risks and uncertainties, including but not limited to, the impact of competitive products and pricing, product demand and market acceptance, new product development, reliance on key strategic alliances, availability and cost of raw materials, the timely and proper execution of certain business plans, including the plan to diversify and transform a portion of manufacturing capacity to higher-value, technology-oriented products, currency fluctuations, uncertainties associated with investments, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission including its most recent Report on Form 20-F.

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